September 7, 2005


via U.S. Mail
Gerald W. Haddock
Office of Chief Executive Officer
Sabine Production Partners LP
512 Main Street, Suite 1200
Fort Worth, Texas 76102


Re:	Sabine Production Partners, LP
      Registration Statement on
      Form S-4
      File No. 333-127203
      Filed August 4, 2005

Dear Mr. Haddock:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. Provide updated and current disclosure throughout the prospectus.
For example, update the status of your listing application with the
New York Stock Exchange and the terms of the credit facility agreement you anticipate will be executed.

3. To expedite the review process, we suggest that you include all omitted exhibits with the next amendment you file. We will need time to review and comment upon omitted exhibits, including the terms of the Omnibus Agreement and the opinions of counsel.

4. Similarly, prior to printing any proxy statement / prospectuses, we recommend that you provide us with all omitted artwork and graphics for our review and potential comment. We note the reference on the inside front cover page to such materials. With regard to the textual presentation on the cover page, increase the font size as necessary to ensure that all text is clearly legible.

5. Insofar as you propose to change from a finite life entity into an infinite life entity, please provide all disclosure required by the roll-up rules and tell us how you will comply with General Instruction I to Form S-4. For example, refer to Securities Act Release 33-6900. If you believe the rules are inapplicable to this offering, explain your position to us. We may have additional comments.

6. Provide the disclosure Item 305 of Regulation S-K requires.

7. Revise to explain in necessary detail both the legal and the practical significance of receipt of "letters of high confidence" from potential lenders.

8. You refer to your beliefs regarding "enhanced production" and anticipated costs being "relatively comparable" to historic levels.
You also cite in the third bullet point on page 8 the "competitive advantage" you believe the Partnership will have and the characteristics of your competitors. These are merely examples of disclosure that requires third party support. For each assertion of this nature that you choose to retain in the amended disclosure, provide us with supplemental third party support or include additional textual support for the bases in each case. We may have additional comments.

9. Please update your registration statement to include financial information for the most current fiscal period, as of and for the three months ended June 30, 2005, to comply with Article 3 of Regulation S-X.

10. You are responsible for the accuracy and completeness of the disclosure that appears in your filings with the Commission. The reader is entitled to rely on your disclosure. Eliminate any disclosure that suggests otherwise, including the suggestion that the disclosure might not be accurate (page 1), "information concerning SRT may contain errors" (page 1) and much of the disclaimer language that you include in the "Note on SRT Information," which appears at page 1 and elsewhere. Similarly, rather than repeating that the information which follows the introductory statements at page 133 is not "complete," state explicitly that you provide in that section a complete discussion of the material differences for purposes of the vote and investment decision.

11. We note your indication that your Chairman is a holder of units in SRT. Please advise us whether this solicitation constitutes a solicitation by an affiliate of an issuer in connection with the sale of substantially all the assets of the issuer to its affiliate such that this transaction might be considered a "Rule 13e-3 transaction."
We refer you to Rule 13e-3(a)(3)(i)(C) in this regard.

Explanatory Note

12. Advise us as to how the Trustee will select the record date for purposes of establishing the meeting. Further, whom do you expect will fall into the second category of recipients of the proxy statement, considering you will be soliciting all holders of record for purposes of the initial category of recipients? Do these holders constitute those holders who may end up selling their units after providing an authorization to call the special meeting but before the record date for the meeting is set? Further, what about unit holders who choose not to vote in favor of the authorization to call the meeting but, in the event the requisite authorization is obtained and the meeting is called, would later like an opportunity to vote on the proposed transaction? Please advise.

Front Cover Page

13. Revise to emphasize that none of the "intended" monthly distributions is assured. Where you subsequently refer to the distributions, make clear that the General Partner has discretionary authority to determine the "necessary" or "appropriate" amounts of cash reserves, which will directly impact your ability to make the distributions. Also briefly reference the one-time reset option.

Questions and Answers About the Transaction, page 2

14. Eliminate repetitive disclosure, viewing the Summary section and this section as one for that purpose. Disclose prominently the absence of dissenters` rights; we note the related disclosure at page
74 in that regard.

"Who is Sabine Production Partners, LP?", page 2

15. Here and in the disclosure on pages 18 and 82, you indicate that you will increase unitholder value through, among other things, "actively" and "effectively" monitoring or managing the legacy assets of Sabine Royalty Trust. To ensure that your disclosure is balanced, discuss also the challenges, risks and limitations of your strategy, and clarify concisely how you intend to accomplish your stated goals, including changes to the historic operating procedures, if any.

"What am I being asked to vote on?", page 4

16. You indicate here and throughout the proxy statement that those receiving the solicitation date proxy will not receive a separate proxy statement if a meeting is called. We note your indication on page 11 that unit holders will receive a Notice of Meeting with the precise date, time and place for the meeting. What other information, if any, will unit holders receive? In an appropriate place in these soliciting materials, please indicate under what circumstances you will undertake to re-solicit proxies from security holders such as, for example, if material changes to the information previously submitted arise. This disclosure is of particular importance in light of the fact that the proxies being granted to you have a duration of up to eleven months.

"How was the purchase price for the assets determined?", page 9

17. We note your disclosure here of the factors that caused you to determine that the arrangement is "reasonable." Please revise to elaborate upon what you mean by this. Do you mean to refer to the arrangement as "fair?" If not, by what reference are readers to assess what you mean when you indicate that the arrangement is "reasonable?" Further, please briefly elaborate upon each of the bullet points that follow so that the support for your determination in this regard is clear.

"Was an independent representative engaged...," page 9

18. We note the decision you made not to obtain a fairness opinion.
Explain further here and in greater detail later in the document why you considered the absence of the protections you reference "not to be significant." In particular, your disclosure should consider the potential benefit to unaffiliated unitholders rather than to value of the process as a whole, as you appear to have done. We may have additional comments.

"Does the Partnership have the financial resources to complete the transaction?", page 10

19. Provide us with an estimate, expressed as a percentage, of the funds you anticipate will be required to complete the transaction using funds from SRT`s cash balance as compared to the amount to be funded by the proposed credit facility.
"What is the likely date, time and place of the meeting should it be called?", page 11

20. You indicate here and elsewhere in the proxy statement, that you may not immediately deliver the meeting demand to the Trustee upon receiving the threshold authorization from the unit holders, but may elect instead to wait until you have "received proxy cards from a greater percentage of unit holders." Please revise to elaborate what
"greater percentage" you are referring to and why you believe it is necessary to wait until this percentage has been received.

"Does delivery of a proxy card give Sabine Production Partners the right to vote my units at any subsequently called meeting?", page
11

21. Please revise to clarify this question to refer to the specific meeting in which you are soliciting proxies. We refer you to Rule 14a-4(d)(3), which limits your ability to vote with respect to more than one meeting, as this question implies.

"Can the proposed transaction be delayed?", page 12

22. You indicate here and elsewhere in the proxy statement that you have limited the proxy to eleven months. Advise us as to how you determined this length of time and provide support for the validity of a proxy for this length of time under state law. Further, elaborate upon when the eleven month period will begin and end. If the period of time is tied to the date of the proxy statement, state whether you will ensure that all proxies will be valid for a concurrent period of time, in light of your explanatory note indicating that two proxy statements will be mailed.

23. As a related matter, we note your indication that you do not know how long it may take you to solicit the required vote of SRT unit holders. This disclosure would seem to indicate that you intend to solicit proxies until you have the vote necessary to pass the resolutions, notwithstanding the fact that unit holders could vote in person at the meeting. If so, please affirmatively state these intentions. Further, explain what parameters the Trustee must follow in setting the meeting date so that it is clear how much time may pass between when you obtain the authorization to call the meeting and when the meeting might actually be held.

"Can I change my vote?", page 14

24. Revise to indicate that these instructions are with respect to the proxies granted to you for purposes of the proposed transaction.
Provide separate instructions as to the revocability of the authorizations to call the meeting. Ensure that the time by which unit holders would need to submit this revocation to you is clear. Will you advise holders of the fact that you plan to send your meeting demand to the Trustee? If not, explain to us how holders will know when their revocation rights are set to expire.

Reset Option, page 22

25. Disclose that there is no basement on the amount of the reset, if accurate. Explain in necessary detail later in the document how adjustments would be made "commensurate with reductions" in net revenues. See also our related comment regarding the disclosure at page 90.

Interests of Certain Persons in the Transaction, page 23

26. Explain in necessary detail later in the document what the expectations are regarding your power to "request" the named entities to provide services at cost, and clarify whether and how they would be bound to comply. Clarify how "cost" is determined for this purpose. Also explain the reference to the "existing operations of
Dr. Carlile."  We may have additional comments.

Limited Call Right, page 24

27. You indicate that your General Partner and its affiliates have the ability to repurchase your outstanding units under certain circumstances. Please advise us what consideration you have given to the issuer tender offer rules and their applicability to this call right.

Risk Factors, page 25

28. You provide 27 pages of risk factors, which appears excessive. In addition to repetitive and related disclosure, for example the depletion concerns that appear at pages 37 and 43, you include extraneous detail. Revise to eliminate repetitive and overly detailed disclosure. Instead state the risk directly and concisely.

29. Eliminate all language that mitigates the risks you present, including clauses that begin "while" or "although." Other examples include much of the disclosure under "We may unable to complete the
transaction" at page 25, the last sentence under "You will
experience
dilution" and the following disclosure at page 41: "To limit these risks...."  Similarly, rather than referring to "no assurance can be
given," revise the captions and text as necessary to state the risk and potential harm directly.

30. We note the royalty properties held by the trust located in Louisiana. If material, and to the extent known, include appropriate disclosure to identify risks of adverse impact to your results due to damage from Hurricane Katrina.

31. Explain in necessary detail later in the document all "nonpublic information" to which you refer at page 25 and elsewhere.

 "We may not have sufficient cash to enable us to pay the minimum monthly distribution," page 29

32. Although you refer to "free cash flow" as a measure that will be indicative of your ability to pay the minimum monthly cash distribution to your unit holders, it is unclear how you have defined this non-GAAP measure. Please expand your disclosure to comply with the requirements of Item 10(e) of Regulation S-K.

"We may have working capital needs...," page 26

33. With a view toward disclosure, advise us whether you intend to proceed with the transaction should you obtain less than the entire
$150 million credit facility. If so, identify the minimum amount you would require in order to proceed with the transaction as proposed.
We may have further comments.

"Upon your receipt of our common units...," page 27

34. The current heading does not adequately convey the risk discussed below. Please revise the heading to more accurately convey the risk associated with the change in the rights enjoyed by unitholders of the trust versus unitholders of the partnership. Similarly, revise other captions to identify the risks, including "We will incur debt" at page 28.

Tax Risks, page 48

35. If material, disclose in an appropriate risk factor the limitations of counsel`s opinion, including those items regarding which it expressly withheld an opinion or was unable to opine.

Cautionary Statement Regarding Forward-Looking Statements, page 52

36. Eliminate the word "directly" from the last sentence, and make clear that you also receive no safe harbor protection for any statements that appear in any of your press releases or other filings with the Commission.

Unaudited Pro Forma Condensed Combined Financial Statements, page
55

Notes to Unaudited Pro Forma Condensed Combined Financial
Statements,
page 59

37. We note that you have included various adjustments in compiling your pro forma financial statements that you believe are necessary to convert the financial statements of Sabine Royalty Trust to the accrual basis of accounting. Given your inability to access the underlying financial information, the extent of support for the adjustments you present is unclear. Please expand your disclosure to explain how your adjustments were calculated, so that it is clear how you concluded the amounts were factually supportable, as would ordinarily be required under Regulation S-X, Rule 11-02(b)(6).

38. Please expand your disclosure under point (c) to explain how the pro forma adjustment reclassifying the deferred costs associated with your issuance of common units, as well as the offsetting balance of
$762,116, relate to total estimated issuance costs that you identify as a reduction of proceeds raised for Partners` capital.

The Meeting, page 63

Voting of Proxies, Duration, page 64

39. We note your disclosure that the "persons named as proxies by an
SRT unit holder may vote for one or more adjournments of the meeting, including adjournments to permit further solicitations of proxies."
The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that unit holders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Solicitation of Proxies, page 66

40. We note that proxies may be solicited by telephone, facsimile, telegram or other electronic means or in person. Please advise us as to what you mean by "other electronic means." Further, be advised that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

The Transaction, page 68

41. See your discussion of Proposal No. 2. Elaborate upon your discussion of how you determined to offer the consideration you are offering to unit holders as part of the proposed Contribution of Assets and Immediate Liquidation. Considering there is no present market for your units, address to what extent the value of the securities may differ, notwithstanding the fact that you are offering to exchange your units on a one to one ratio. Further, it does not appear that you have provided any analysis of your General Partner addressing to what extent the consideration being offered to unit holders is fair. We note your indication on page 9 as to the fact that retaining an independent representative and/or a fairness opinion was considered but "not judged to be significant in determining the fairness of the proposed transaction" but it is not clear how, absent these protections, the General Partner determined to offer the present consideration. How, then, are unit holders supposed to assess the consideration being offered in this transaction?

42. See your discussion of Proposal No. 3 and what appears under "Implementation." Please revise this discussion to explain why you believe the various amendments to the Trust Agreement are necessary and what purpose they serve, aside from the general purpose of implementing the proposed transaction.

43. Elaborate upon the elimination of the "Prudent Investor Rule" to this transaction. In doing so, explain to unit holders what the Prudent Investor Rule is, how it should be applied to the proposed transaction and why you believe it is appropriate to eliminate its applicability. Clearly state, if true, that eliminating the applicability of this Rule means that the Trustee has no obligation to evaluate the fairness of the transaction and, considering you have not rendered any determination as to the fairness of the transaction, no party has or will do so on behalf of unit holders. In this regard, consider appropriate risk factor disclosure. Further, discuss to what extent your contractual amendment to the Trust Agreement to remove the application of the Prudent Investor Rule has the ability to override any existing state law obligation, in the form of case law or otherwise, that would generally require that the
Rule be applied to this transaction. This comment also applies to the discussion that appears under Relief from Certain Liabilities and the applicability of the Texas Trust Code to this transaction.



Conditions of the Transaction, page 73

44. You disclose that any of the conditions may be waived. Include a separate caption for this information, which appears in the last paragraph on page 73. Also explain in necessary detail how you could waive the voting approval condition. Include appropriate risk factors disclosure regarding the waiver potential for each condition, and undertake to resolicit the vote in the event any condition is waived and the impact is material. We may have additional comments.

Cash Distribution Policy, page 88

45. Given your stated intention to distribute a minimum initial monthly distribution of $0.2540 per unit, we believe that you should provide a more detailed discussion about the policy and provide support for the stated distribution amount in your filing. Please expand your disclosures in this section to include the following information:

* rationale for your cash distribution policy;
* restrictions on and your ability to change your cash distribution policy;
* background and effect of the cash distribution policy, including the term of the initial distribution rate, and the uncertainty surrounding your investment strategy;
* effects that the reset option, including its expected timing of execution, is expected to have on your cash distribution policy;
* tabular presentation of your estimated cash available to pay distributions over the next four quarters, based upon the historical information you have available;
* tabular presentation of your unaudited pro forma available cash, depicting the amount of available cash you would have had in fiscal
2004, and in the twelve months ended June 30, 2005;
* indication of whether historically you would have had sufficient available cash to pay the stated distribution amount; and
* assumptions and considerations related to the preceding disclosure.

We may have additional comments after reviewing your revised disclosures.

Reset Option, page 90

46. We note that your cash distribution policy includes a one-time reset option. Considering the criticality of this feature to your investors, due to its potential for material change to your intended initial cash distribution policy, you should expand your disclosure to more fully describe to your investors:

* The purpose for the reset option;
* Whether, based on the historical results of operations, the average monthly operating surplus, compared to average monthly distributable income, would have allowed the reset option to be exercised.
* An explanation of whether your General Partner would be expected to exercise the reset option if the circumstances required for exercise were present;
* The range and any limits by which the reset option might reduce the initial cash distribution amount; and
* The range of impact various reset distribution amounts would have on the incentive distributions that the General Partner is entitled to receive.

We may have additional comments after reviewing your revised disclosures.

Management, page 111

Our Governing Board of Managers and Executive Officers, page 112

47. We note the disclosure in the risk factor on page 28 regarding your officers` time commitments to other jobs. Please delineate the approximate amount of professional time, expressed as a percentage, that each of your officers anticipates spending on your business and affairs. We may have further comments.

48. Clarify in necessary detail the positions held and employment for the past five years for each of Messrs. Haddock, Tompkins and Cochrane, eliminating all gaps or ambiguities in that regard.

Certain Relationships and Related Party Transactions, page 117

49. You indicate here that the Trustee of SRT "could take the position that it can withhold consent to [y]our trust agreement amendments." Briefly elaborate upon why you believe that this is in conflict with the trust agreement.

Material Federal Income Tax Considerations, page 141

50. We may have additional comments upon review of the opinion of counsel to be filed as exhibit 8.1. For example, it is unclear why counsel is able to assume that SRT is a grantor trust for purposes of rendering its opinion. If it relies on the opinion of another counsel for that point, revise to make this clear.


Engineering Comments

Questions and Answers About the Transaction, page 2

Why is the Partnership Proposing This Transaction?, page 7

51. You must present full and balanced disclosure. Although you state that the production from Sabine Royalty Trust has declined 28.8% over the last several years, production during the quarter ending March 31, 2005 increased approximately 3% over production during the quarter ending December 31, 2004. This represents a 12%
annual increase. It is also true that their reserves have increased over the last three years. Please expand your disclosure to include this information.

Our Strategy Following the Transaction, page 18

Utilization of Advanced Technical Capabilities, page 18

52. It appears that most of the techniques you plan to deploy are relatively common techniques that the industry has utilized for some time. Water flooding, fracturing, production logging, CO2 flooding, horizontal drilling are all industry standard procedures depending on the circumstances. Please revise your document to not imply that these are "advanced technologies." You should state, unless you know otherwise, that many of these procedures may already be utilized by the current operators on the Sabine Royalty Trust properties. Additionally, include that since you will not be the operator of most of your properties, you will be limited or unable to influence a change of strategy or initiate new procedures.

Focus on Operational Efficiency, page 18

53. You should disclose the percentage of properties that are operated by others and where, therefore, you will be limited in carrying out this strategy.

Risk Factors, page 25

54. The risk factor "Risks are subject to depletion" under Risks Factors Inherent to an Investment in the Partnership is common to all companies in the industry, not just partnerships. It also appears to be the same risk as "Unless we replace our oil and natural gas reserves, our reserves and production will decline" under Risk Factors Related to Our Business and the Oil and Natural Gas Industry.
Please remove it from risks inherent to an investment in the partnership unless you can more specifically tie it to actual risks that are primarily inherent to only an investment in partnerships. Please revise your risk factor "Risks are subject to depletion" by tailoring it to clarify how it specifically will impact you. Otherwise remove it as a risk factor.

Partnership Business and Properties, page 80

55. Disclose if the General Partner or Managing Member will be paid a regular operating fee for each producing well or each well that is drilled, which is over and above the normal lease operating costs and capital costs associated with drilling a well. If so, reconcile this with the fact that you have disclosed that you plan to focus on operational efficiency by implementing a low overhead and operational expense structure.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Donald Delaney at (202) 551-3863 or in his absence, Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comment. Please contact Mellissa Campbell Duru, at (202) 551-3757, or Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.


Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Joseph A. Hoffman, Esq.
	Andrews Kurth LLP
	(214) 659-4401 (fax)

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??

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Mr. Gerald Haddock
Sabine Production Partners, LP
September 7, 2005
page 14




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010